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                            DELTA FUNDING CORPORATION
                                100 Woodbury Road
                            Woodbury, New York 11797



February 7, 2002



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

             Re: Delta Funding Corporation, as Registrant
                 Registration Statement on Form S-3
                 Registration No. 333-74154
                 Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

         In accordance with Rule 477 under the General Rules and Regulations under the Securities Act of 1933, as amended, Delta Funding Corporation hereby requests that its Registration Statement on Form S-3, Registration No. 333-74154, be withdrawn effective as of the date hereof or as soon as practicable thereafter, on the grounds that the Registration Statement was erroneously filed under an incorrect registrant. The Registrant has not sold any of the securities registered under that Registration Statement.

         We hereby WITHDRAW the Registrant's previous request for withdrawal of the Registration Statement, dated the date hereof, which was submitted in error.


Very truly yours,
/s/ Richard Blass
------------------------
Richard Blass
Chief Financial Officer